                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                            APOGEE ENTERPRISES, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $.33-1/3 par value
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03759810
                              ---------------------
                                 (CUSIP Number)


                                Robert H. Gorlin
       2300 Harmon Road, Auburn Hills, Michigan 48326-1714 (810) 340-1800
       ------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 31, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on
file reporting beneficial ownership of more than five   percent of the class of
securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 7 Pages

CUSIP NO.   03759810                   13D                 PAGE  2  OF  7  PAGES
                                                               -----  -----

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Guardian Industries Corp. - Tax ID No. 38-0614230
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  / /
                                                                (b)  / /
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------

       NUMBER OF          7     SOLE VOTING POWER
        SHARES                  495,700
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH                   -0-
       REPORTING         -------------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                   345,700
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        495,700
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         /  /
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.67%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages



ITEM 1.  SECURITY AND ISSUER.


     Common Stock, $.33-1/3 Par Value, of Apogee Enterprises, Inc. (the "Issuer"), 7900 Xerxes Avenue South, Suite 1944, Minneapolis, MN 55431 (the "Stock").



ITEM 2.  IDENTITY AND BACKGROUND.


     Guardian Industries Corp. a Delaware corporation (the "Corporation"). The Corporation is engaged principally in the manufacture and fabrication of flat glass. The address of the Corporation's principal office is 2300 Harmon Road, Auburn Hills, Michigan 48326-1714.


     The following tabulation sets forth certain information with respect to the executive officers and directors of the Corporation. Each such person is a citizen of the United States and, unless otherwise indicated, has his business address at the Corporation's principal office at 2300 Harmon Road, Auburn Hills, Michigan 48326-1714. If such person's principal occupation is other than as an officer of the Corporation, his position with the Corporation is shown parenthetically.


                           Principal Occupation and Business Address if
     Name                Different from the Corporation's Principal Offices
     ------------------  --------------------------------------------------

     William Davidson          President

     Ralph J. Gerson           Executive Vice President and Director

     Russell J. Ebeid          President/Glass Division and Director

     Jack W. Sights            President/Automotive Products Group

     Jeffrey A. Knight         Group Vice President/Finance

     Peter S. Walters          Group Vice President

     Joseph G. Bruce           Vice President/Purchasing

                                                               Page 4 of 7 Pages

     James D. Moore            Group Vice President
                                Zone Industrielle Wosler, L-3452 Dudelange
                                Grand-Duche de Luxembourg

     Charles G. Croskey        Group Vice President
                                11535 E. Mountain View
                                Kingsburg, California 93631

     Richard Alonzo            Vice President/Engineering

     Paul M. Rappaport         Vice President and Tax Counsel

     David A. Clark            Vice President/Corporate Finance and
                               Acquisitions and Treasurer

     Robert H. Gorlin          Vice President and General Counsel

     Oscar H. Feldman          Attorney at Law, Counsel to Butzel Long
                                Suite 200, 32270 Telegraph
                                Birmingham, Michigan 48025-2457
                                (Director and Assistant Secretary)


     (d) Neither the Corporation nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding.


     (e) Neither the Corporation nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS.


     The source of the funds used in the acquisition of shares of the Stock is the Corporation's working capital. The amount of funds used through the date of this Amendment No. 4 to purchase shares of the Stock is approximately $17,500,000. The Corporation has received approximately $8,600,000 from its sale of shares of the Stock through the date of this Amendment No. 4.

                                                               Page 5 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION.


     The Corporation has purchased and sold shares of the Stock for investment purposes.


     (a) The Corporation may purchase or sell additional shares of the Stock from time to time, depending on the Corporation's evaluation of market conditions and the prospects for its investment in the Issuer.


     (b)-(j) The Corporation has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its securities; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or other actions which may impede the control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Corporation beneficially owns 495,700 shares of the Stock representing approximately 3.67% of the Stock.


     (b) The Corporation has sole power to vote 495,700 shares of the Stock and sole power to dispose of 345,700 shares of the Stock.


     (c) The following sales transactions have been effected by the Corporation during the sixty days immediately before the date of this Amendment No. 4. Each such transaction was effected in an open market transaction by a member of the National Association of Securities Dealers through the facilities of the National Association of Securities Dealers Automated Quotation System.

                                                               Page 6 of 7 Pages



            Date     Number of Shares Sold  Selling Price Per Share
            -------  ---------------------  -----------------------

            1/26/96        50,000                 $17.50
            1/31/96        75,000                 $17.875
            2/1/96         42,000                 $18.125
            2/1/96          5,000                 $17.875
            2/1/96         50,000                 $18.375
            2/2/96         25,000                 $18.250

     In addition, as described in Item 6, on January 11, 1996, the Corporation granted options on 150,000 shares of the Stock to Morgan Stanley & Co. International Limited ("Morgan Stanley").


     (d) None.


     (e) As of January 31, 1996, the Corporation ceased to be the beneficial owner of more than five percent (5%) of the Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     On January 11, 1996, the Corporation granted two options to Morgan Stanley whereby Morgan Stanley was granted the right to purchase an aggregate of 150,000 shares of Stock from the Corporation on July 11, 1996. One option grants Morgan Stanley the right to purchase 50,000 shares of the Stock for $17.00 per share and the other option grants Morgan Stanley the right to purchase 100,000 shares of the Stock for $18.50 per share.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Confirmations Nos. CAGAT4 and CAGAU0, each dated January 11, 1996, between the Corporation and Morgan Stanley.

                                                             Page 7 of 7 Pages

SIGNATURE.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date: February 19, 1996


GUARDIAN INDUSTRIES CORP.


By:  /s/ Robert H. Gorlin
     -------------------------------
     Robert H Gorlin, Vice President
     and General Counsel

                                   Exhibit A
                                   ---------

DATE: JANUARY 11, 1996                                        CONFIRM#: CAGAU0


                              OPENING CONFIRMATION
               OF THE OVER-THE-COUNTER EQUITY OPTION TRANSACTION
                                    BETWEEN:
               MORGAN STANLEY CO. INTERNATIONAL LIMITED ("MSIL")
                                      AND
                           GUARDIAN INDUSTRIES CORP.
                                ("COUNTERPARTY")
          WITH MORGAN STANLEY & CO. INCORPORATED ("MS&CO."), AS AGENT


Please check this Confirmation carefully and immediately so that errors or discrepancies can be promptly identified and rectified. Please sign and return to Jayson Spring at Morgan Stanley & Co. Incorporated, 1251 Avenue of the Americas, New York, New York 10020, Phone (212) 703-7290. Facsimile: (212) 703-5708.


BUYER:                               MSIL
SELLER:                              COUNTERPARTY
TRADE DATE:                          JANUARY 11, 1996
PREMIUM PAYMENT DATE:                JANUARY 17, 1996
OPTION SECURITY:                     APOGEE ENTERPRISES INC
OPTION STYLE:                        EUROPEAN
OPTION TYPE:                         CALL
NUMBER OF UNITS                      100,000.00
MULTIPLIER:                          1
STRIKE PRICE PER SHARE (USD):        18.50
EXPIRATION DATE:                     JULY 11, 1996
PREMIUM (USD):                       1.0000
SETTLEMENT CURRENCY:                 US DOLLAR ("USD")
PRICE SOURCE:                        NASDAQ
EXERCISE TIME:                       IN ACCORDANCE WITH PRACTICE FOR EXERCISE
                               AS USED BY THE PRICE SOURCE
NOTICE TIME:                         NOT APPLICABLE
AUTOMATIC EXERCISE:                  APPLICABLE
SETTLEMENT DATE:                     3 BUSINESS DAYS AFTER EXPIRATION DATE
MARKET VALUE DETERMINATION:          AVERAGE OF OFFICIAL MARKET CLOSING BID
                                     PRICE AND ASK PRICE
MANNER OF SETTLEMENT:                CASH SETTLEMENT
CALCULATION AGENT:                   MSIL


Premium is due to be paid to the Seller by the Buyer on the Premium Payment Date using the wire instructions below:


                                 Counterparty
                               Wire Instruction:


                         _____________________________

                         _____________________________

                         _____________________________



                                                        Page 1 of 6 of Exhibit A

                                   Exhibit A


This Confirmation evidences a complete binding agreement between MSIL and Counterparty as to the terms of the Transaction to which this Confirmation relates.


In addition, MSIL and Counterparty agree to use all reasonable efforts promptly to negotiate, execute, and deliver an agreement in the form of the ISDA Master Agreement (Multicurrency-Cross Border) (the "ISDA Form"), with such modifications as MSIL and Counterparty will in good faith agree. Upon the execution by MSIL and Counterparty of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below. Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (with the Schedule distributed to you by us) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Transaction.


Counterparty and MSIL each represents to the other party that: (A) it is not relying upon any representation (whether written or oral) of the other party other than the representations expressly set forth herein, in any credit support document or in the ISDA Form; and (B) in connection with the ISDA Form, this Transaction and any other documentation relating to this Transaction, Counterparty represents and acknowledges that (i) it is entering into this Transaction with a full understanding of the material terms and risks thereof, and is capable of assuming those risks; (ii) it has made its investment and trading decisions (including decisions regarding the suitability of this Transaction) based upon its own judgment and upon any advice from such advisors as it has deemed necessary, and not in reliance upon any view expressed by MSIL; (iii) MSIL is not acting as a fiduciary or an advisor for it, and all decisions have been the result of arms' length negotiations between the parties; and (iv) MSIL has not given to it any assurance or guarantee as to the expected performance or result of this Transaction.


MS&Co. does not guarantee MSIL's performance.


All Transactions (when applicable) are subject to the constitution, by-laws, rules, customs, practices and interpretations of the exchange or market where executed and of the clearing agency through which delivery or payment or comparison of data respecting the terms of settlement is effected and of all applicable regulatory agencies or authorities (including, when applicable, the United States Securities and Exchange Commission, Federal Reserve Board, and National Association of Securities Dealers, Inc.) The time of execution of this Transaction will be furnished to Counterparty upon request. This Confirmation and the Transaction evidenced hereby will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and wholly performed within New York, without reference to choice of law doctrine.


GUARDIAN INDUSTRIES CORP.


\s\ R. Mark Manion
---------------------------------------
(Signature)


Name: R. Mark Manion      Title: Assistant Treasurer     Date: 1/19/96


MORGAN STANLEY & CO. INTERNATIONAL LIMITED


------------------------------------------
(Signature)



Name:                                Title:             Date:
      ------------------------------       ----------        ---------

ACKNOWLEDGED: MORGAN STANLEY & CO., INCORPORATED, as agent


\s\ Ralph F. Reynolds
------------------------------------------
(Signature)


Name: Ralph Reynolds      Title: Managing Director       Date: 1/16/96




                                                        Page 2 of 6 of Exhibit A

                                   Exhibit A


SPECIAL EVENTS:   (i)   In the event of a cash tender offer such that the Option
                        Security ceases to exist, MSIL shall have the right to
                        terminate the   Transaction as such time without penalty
                        ("Early Unwind"). MSIL will notify Counterparty of the date for an Early Unwind ("Unwind Date"). Upon Early
                        Unwind, each Option will terminate and be sold by Buyer and bought by Seller at Fair Market Value. Fair Market
                        Value of each Option will be determined by the Calculation Agent using a conventional option valuation model deemed acceptable by the Calculation Agent (or using any other means mutually acceptable to both Buyer and Seller). In the case of Early Unwind, the Fair
                        Market Value will be affected by, but not limited to, the following factors.


                        a. Time Remaining: The number of days from the Unwind Date up to and including the Expiration Date.

                        b. Stock Price: The closing price of the Option Security on the Unwind Date.


                        c. Volatility: The average of the 21-day volatility of the Option Security for each Business Day during the 3 months prior to the Unwind Date.

                        d. Dividend Yield: Calculated using dividend amounts payable on regular dividend payment dates on the Option Security as estimated and determined by the Calculation Agent for the period beginning on the Unwind Date and ending on the Expiration Date.

                 (ii) If the issuer of the Option Security announces any change in its dividend policy before the Expiration Date, the Strike Price per share will be adjusted by the Calculation Agent in an amount it determines is appropriate.




                                                        Page 3 of 6 of Exhibit A

                                   Exhibit A


DATE: JANUARY 11, 1996                                        CONFIRM#: CAGAT4



                              OPENING CONFIRMATION
               OF THE OVER-THE-COUNTER EQUITY OPTION TRANSACTION
                                    BETWEEN:
               MORGAN STANLEY CO. INTERNATIONAL LIMITED ("MSIL")
                                      AND
                           GUARDIAN INDUSTRIES CORP.
                                ("COUNTERPARTY")
          WITH MORGAN STANLEY & CO. INCORPORATED ("MS&CO."), AS AGENT

Please check this Confirmation carefully and immediately so that errors or discrepancies can be promptly identified and rectified. Please sign and return to Jayson Spring at Morgan Stanley & Co. Incorporated, 1251 Avenue of the Americas, New York, New York 10020, Phone (212) 703-7290. Facsimile: (212) 703-5708.

BUYER:                                MSIL
SELLER:                               COUNTERPARTY
TRADE DATE:                           JANUARY 11, 1996
PREMIUM PAYMENT DATE:                 JANUARY 17, 1996
OPTION SECURITY:                      APOGEE ENTERPRISES INC
OPTION STYLE:                         EUROPEAN
OPTION TYPE:                          CALL
NUMBER OF UNITS                       50,000.00
MULTIPLIER:                           1
STRIKE PRICE PER SHARE (USD):         17
EXPIRATION DATE:                      JULY 11, 1996
PREMIUM (USD):                        1.5600
SETTLEMENT CURRENCY:                  US DOLLAR ("USD")
PRICE SOURCE:                         NASDAQ
EXERCISE TIME:                        IN ACCORDANCE WITH PRACTICE FOR EXERCISE
                                      AS USED BY THE PRICE SOURCE
NOTICE TIME:                          NOT APPLICABLE
AUTOMATIC EXERCISE:                   APPLICABLE
SETTLEMENT DATE:                      3 BUSINESS DAYS AFTER EXPIRATION DATE
MARKET VALUE DETERMINATION:           AVERAGE OF OFFICIAL MARKET CLOSING BID
                                      PRICE AND ASK PRICE
MANNER OF SETTLEMENT:                 CASH SETTLEMENT
CALCULATION AGENT:                    MSIL


Premium is due to be paid to the Seller by the Buyer on the Premium Payment Date using the wire instructions below:


                                 Counterparty
                              Wire Instruction:


                          ____________________________

                         _____________________________

                         _____________________________



                                                        Page 4 of 6 of Exhibit A

                                   Exhibit A


This Confirmation evidences a complete binding agreement between MSIL and Counterparty as to the terms of the Transaction to which this Confirmation relates.


In addition, MSIL and Counterparty agree to use all reasonable efforts promptly to negotiate, execute, and deliver an agreement in the form of the ISDA Master Agreement (Multicurrency-Cross Border) (the "ISDA Form"), with such modifications as MSIL and Counterparty will in good faith agree. Upon the execution by MSIL and Counterparty of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below. Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (with the Schedule distributed to you by us) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Transaction.


Counterparty and MSIL each represents to the other party that: (A) it is not relying upon any representation (whether written or oral) of the other party other than the representations expressly set forth herein, in any credit support document or in the ISDA Form; and (B) in connection with the ISDA Form, this Transaction and any other documentation relating to this Transaction, Counterparty represents and acknowledges that (i) it is entering into this Transaction with a full understanding of the material terms and risks thereof, and is capable of assuming those risks; (ii) it has made its investment and trading decisions (including decisions regarding the suitability of this Transaction) based upon its own judgment and upon any advice from such advisors as it has deemed necessary, and not in reliance upon any view expressed by MSIL; (iii) MSIL is not acting as a fiduciary or an advisor for it, and all decisions have been the result of arms' length negotiations between the parties; and (iv) MSIL has not given to it any assurance or guarantee as to the expected performance or result of this Transaction.


MS&Co. does not guarantee MSIL's performance.


All Transactions (when applicable) are subject to the constitution, by-laws, rules, customs, practices and interpretations of the exchange or market where executed and of the clearing agency through which delivery or payment or comparison of data respecting the terms of settlement is effected and of all applicable regulatory agencies or authorities (including, when applicable, the United States Securities and Exchange Commission, Federal Reserve Board, and National Association of Securities Dealers, Inc.) The time of execution of this Transaction will be furnished to Counterparty upon request. This Confirmation and the Transaction evidenced hereby will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and wholly performed within New York, without reference to choice of law doctrine.

GUARDIAN INDUSTRIES CORP.


\s\ R. Mark Manion
---------------------------------------
(Signature)


Name: R. Mark Manion      Title: Assistant Treasurer     Date: 1/19/96


MORGAN STANLEY & CO. INTERNATIONAL LIMITED


------------------------------------------
(Signature)



Name:                                Title:             Date:
      ------------------------------       ----------        ---------

ACKNOWLEDGED: MORGAN STANLEY & CO., INCORPORATED, as agent


\s\ Ralph F. Reynolds
------------------------------------------
(Signature)


Name: Ralph Reynolds      Title: Managing Director       Date: 1/16/96




                                                        Page 5 of 6 of Exhibit A

                                   Exhibit A


SPECIAL EVENTS:    (i)  In the event of a cash tender offer such that the Option
                        Security ceases to exist, MSIL shall have the right to
                        terminate the Transaction as such time without penalty
                        ("Early Unwind").  MSIL will notify     Counterparty of
                        the date for an Early Unwind ("Unwind Date").  Upon
                        Early Unwind, each Option will terminate and be sold by Buyer and bought by Seller at Fair Market Value. Fair
                        Market Value of each Option will be determined by the Calculation Agent using a conventional option valuation model deemed acceptable by the Calculation Agent (or using any other means mutually acceptable to both Buyer and Seller). In the case of Early Unwind, the Fair
                        Market Value will be affected by, but not limited to, the following factors.


                        a. Time Remaining: The number of days from the Unwind Date up to and including the Expiration Date.


                        b. Stock Price: The closing price of the Option Security on the Unwind Date.


                        c. Volatility: The average of the 21-day volatility of the Option Security for each Business Day during the 3 months prior to the Unwind Date.


                        d. Dividend Yield: Calculated using dividend amounts payable on regular dividend payment dates on the Option Security as estimated and determined by the Calculation Agent for the period beginning on the Unwind Date and ending on the Expiration Date.


                  (ii) If the issuer of the Option Security announces any change in its dividend policy before the Expiration Date, the Strike Price per share will be adjusted by the Calculation Agent in an amount it determines is appropriate.



                                                        Page 6 of 6 of Exhibit A